Test the waters announcement

PreSend Family Community Members!
Happy #FridayPieDay

The time has come, and the private test the waters campaign has officially opened.

We thank you for your support and patience!

PreSend plans to hold a crowdfunding offering through Akemona. This offering will only be available to our already PreSend Guardian Angel holders and community members.

Please let us know if you are interested in participating in this offering by accessing the test the waters page, here: https://akemona.com/emerging/presend

You can participate in the test the waters campaign by following the link and creating your own account on Akemona.com.

Here is a tutorial video on the process, just in case you need to reference it during this process.
https://youtu.be/Yfpe2upPpsg

Please ensure that you read the description of the video as well for any FAQs not discussed in the video.
You can also check the Discord channel #regulation-crowdfunding-info channel for any more information.
Here is our private Discord server link: https://discord.com/invite/P5KTUXT9Tf

Thank you so much for being the best community in WEB3. The future is bright for our company, and we value you as a community member!

No money or consideration is being solicited, and if sent in response, will not be accepted.

No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

A person's indication of interest involves no obligation or commitment of any kind.

Sincerely,

Drew Wolfer
Co-Founder of PreSend.io
Founder of Wolfer.Finance
https://wolfer.finance/

PreSend Test The Waters #2

PreSend Family!

PUBLIC ANNOUNCEMENT ALERT:
PreSend is planning to hold a crowdfunding offering, in which you will have an opportunity to participate as a community member. Please register your interest in the upcoming offering by completing the registration step featured in this video: https://youtu.be/Yfpe2upPpsg

As of right now, only about 36% of our community members have participated (approximately 461 out of 1300).

Even though this is not the formal offering, we need you to register your interest because it is being used to finalize the terms of the formal offering. The information we are requesting is outlined in this EMAIL and tutorial video HERE: https://youtu.be/Yfpe2upPpsg).

On the limited occasions that I have asked for the community's help, it is because it is VERY IMPORTANT! Please, please register your interest.

Your participation will help us move on to the next step with confidence and conviction. Please spend 5 minutes going through the process I filmed a tutorial video for here: https://youtu.be/Yfpe2upPpsg

THANK YOU TO ALL THAT HAVE ALREADY PARTICIPATED! You are all LEGENDS!
All instructions are in the tutorial video here: https://youtu.be/Yfpe2upPpsg

Thanks, everyone for your support and participation.

THE NEXT STEP IS INCOMING WITHIN THE NEXT FEW WEEKS, SO PLEASE PAY ATTENTION TO EMAIL, TWITTER, & DISCORD FOR THE ANNOUNCEMENT OF THE OPENING OF THE OFFERING!

Thank you all & much love! 🖤

LEGAL INFORMATION FOR POTENTIAL INVESTORS:
No money or consideration is being solicited, and if sent in response, will not be accepted.
No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.
A person's indication of interest involves no obligation or commitment of any kind.

Sincerely,